North America’s Railroad

NEWS RELEASE

CN building strong momentum into 2019

Q4 results driven by solid top-line growth and significantly improved operating efficiency

MONTREAL, Jan. 29, 2019 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the fourth quarter and year ended Dec. 31, 2018.

“I’m very pleased with our fourth quarter results and the strong finish to 2018," said JJ Ruest, president and chief executive officer of CN. “With approximately C$1.3 billion of revenue growth in the final three quarters of the year, CN regained its position of strength and demonstrated again its ability to grow at low incremental cost. 2019 will be a year of building on this momentum.”

“We are focused on operational productivity and services that resonate with customers,” Ruest continued. “In 2019, our record capital program of C$3.9 billion will be focused on investing in the renewal of a more efficient and reliable locomotive fleet, adding network capacity to accommodate our solid pipeline of growth in diverse markets and bringing technology to our Precision Scheduled Railroading.”

Financial results highlights
Fourth-quarter 2018 compared to fourth-quarter 2017

•	Revenues of C$3,808 million, an increase of 16 per cent.

•
Diluted EPS of C$1.56, a decrease of 55 per cent and adjusted diluted EPS of C$1.49, an increase of 24 per cent. (1) Included in diluted EPS in the fourth quarter of 2017 was a deferred income tax recovery of C$2.35 per diluted share resulting from the enactment of a lower U.S. federal corporate income tax rate.

•	Operating margin of 38.1 per cent, an increase of 0.8 points (operating ratio of 61.9 per cent). (2) (3)

•	Adjusted operating margin of 38.8 per cent, an increase of 1.5 points (adjusted operating ratio of 61.2 per cent). (1)

•	Operating income of C$1,452 million, an increase of 19 per cent. (2)

Full-year 2018 compared to full-year 2017

•	Revenues of C$14,321 million, an increase of 10 per cent.

•
Diluted EPS of C$5.87, a decrease of 19 per cent and adjusted diluted EPS of C$5.50, an increase of 10 per cent. (1) Included in diluted EPS in 2017 was a deferred income tax recovery of C$2.33 per diluted share resulting from the enactment of a lower U.S. federal corporate income tax rate.

•	Operating margin of 38.4 per cent, a decrease of 1.8 points (operating ratio of 61.6 per cent). (2) (3)

•	Adjusted operating margin of 38.5 per cent, a decrease of 1.7 points (adjusted operating ratio of 61.5 per cent). (1)

•	Operating income of C$5,493 million, an increase of five per cent. (2)

•	Adjusted return on invested capital (adjusted ROIC) of 15.7 per cent, a decrease of 0.2 points. (1)

2019 outlook and shareholder distribution (4)
“With CN-specific growth opportunities, combined with a broadly positive economic backdrop, we expect high single-digit volume growth in 2019 in terms of revenue ton miles (RTMs),” said Ruest.

CN expects to deliver EPS growth in the low double-digit range this year compared to adjusted diluted EPS of C$5.50 in 2018. (1)

The Company’s Board of Directors today approved an 18 per cent increase to CN’s 2019 quarterly cash dividend, effective for the first quarter of 2019, demonstrating our confidence in the long-term financial health of the Company. In addition, the Company’s Board of Directors also approved a new normal course issuer bid that permits CN to purchase, for cancellation, over a 12-month period up to 22 million common shares, starting on Feb. 1, 2019, and ending no later than Jan. 31, 2020.

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company’s U.S.-dollar-denominated revenues and expenses. On a constant currency basis, CN’s net income for the three months and year ended Dec. 31, 2018 would have been lower by C$24 million (C$0.03 per diluted share) and higher by C$4 million (C$0.01 per diluted share), respectively. (1)

Fourth-quarter 2018 revenues, traffic volumes and expenses
Revenues for the quarter increased by 16 per cent to C$3,808 million, when compared to the same period in 2017. Revenues increased for petroleum and chemicals (C$272 million or 50 per cent), intermodal (C$75 million or nine per cent), grain and fertilizers (C$74 million or 13 per cent), coal (C$30 million or 21 per cent), forest products (C$29 million or seven per cent), metals and minerals (C$20 million or five per cent), other revenues (C$13 million or seven per cent), and automotive (C$10 million or five per cent).

The increase in revenues was mainly attributable to higher volumes of petroleum crude and Canadian grain, freight rate increases, higher applicable fuel surcharge rates, and the positive translation impact of a weaker Canadian dollar; partly offset by lower volumes of frac sand.

Carloadings for the quarter increased by five per cent to 1,537 thousand.

RTMs, measuring the weight and distance of rail freight transported by CN, increased by 12 per cent. Rail freight revenue per RTM increased by four per cent.

Operating expenses for the quarter increased by 14 per cent to C$2,356 million, (2) mainly due to higher labor costs mainly as a result of an increase in headcount, and employee termination benefits and severance costs related to a workforce reduction program; higher fuel prices; higher costs as a result of increased volumes of traffic; and the negative translation impact of a weaker Canadian dollar.

Full-year 2018 revenues, traffic volumes and expenses
Revenues for 2018 increased by 10 per cent to C$14,321 million, when compared to 2017. Revenues increased for petroleum and chemicals (C$452 million or 20 per cent), intermodal (C$265 million or eight per cent), metals and minerals (C$166 million or 11 per cent), grain and fertilizers (C$143 million or six per cent), coal (C$126 million or 24 per cent), forest products (C$98 million or five per cent), other revenues (C$25 million or three per cent), and automotive (C$5 million or one per cent).

The increase in revenues was mainly attributable to freight rate increases, higher applicable fuel surcharge rates and higher volumes of petroleum crude, refined petroleum products, coal, international container traffic and Canadian grain.

Carloadings increased by four per cent to 5,976 thousand.

RTMs increased by five per cent. Rail freight revenue per RTM increased by five per cent, mainly driven by freight rate increases and higher applicable fuel surcharge rates.

Operating expenses increased by 13 per cent to C$8,828 million, (2) mainly due to higher fuel prices, higher costs as a result of increased volumes of traffic and operating performance below 2017 levels.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS outlook (4) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS outlook.

(2) Accounting Standard Update (ASU)
The Company adopted ASU 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 1.9 percentage points and 2.1 percentage points for the three months and year ended Dec. 31, 2018, respectively (2.3 percentage points and 2.4 percentage points for the three months and year ended Dec. 31, 2017, respectively).

(3) Operating Margin
Operating margin is defined as operating income as a percentage of revenues.

(4) Forward-Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

2019 key assumptions
CN has made a number of economic and market assumptions in preparing its 2019 outlook. The Company assumes that North American industrial production for the year will increase by approximately two per cent, and assumes U.S. housing starts of approximately 1.28 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2018/2019 crop year, the grain crops in both Canada and the United States were in line with their respective three-year averages. The Company assumes that the 2019/2020 grain crops in both Canada and the United States will be in line with their respective three-year averages. CN assumes total RTMs in 2019 will increase in the high single digits versus 2018. CN assumes continued pricing above inflation. CN assumes that in 2019, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and assumes that in 2019 the average price of crude oil (West Texas Intermediate) will be in the range of US$50 to US$55 per barrel. In 2019, CN plans to invest approximately C$3.9 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

CN is a true backbone of the economy whose team of approximately 26,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-7956	(514) 399-0052

Selected Railroad Statistics - unaudited

	Three months ended December 31		Year ended December 31
	2018	2017	2018	2017
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,808	3,285	14,321	13,041
Rail freight revenues ($ millions)	3,601	3,091	13,548	12,293
Operating income ($ millions) (2)	1,452	1,225	5,493	5,243
Adjusted operating income ($ millions) (3)	1,479	1,225	5,520	5,243
Net income ($ millions)	1,143	2,611	4,328	5,484
Adjusted net income ($ millions) (3)	1,093	897	4,056	3,778
Diluted earnings per share ($)	1.56	3.48	5.87	7.24
Adjusted diluted earnings per share ($) (3)	1.49	1.20	5.50	4.99
Free cash flow ($ millions) (3)	633	457	2,514	2,778
Gross property additions ($ millions)	1,264	908	3,531	2,703
Share repurchases ($ millions)	463	456	2,000	2,000
Dividends per share ($)	0.4550	0.4125	1.8200	1.6500
Financial position (1)
Total assets ($ millions)	41,214	37,629	41,214	37,629
Total liabilities ($ millions)	23,573	20,973	23,573	20,973
Shareholders' equity ($ millions)	17,641	16,656	17,641	16,656
Financial ratio
Operating ratio (%) (2)	61.9	62.7	61.6	59.8
Adjusted operating ratio (%) (3)	61.2	62.7	61.5	59.8
Operational measures (4)
Statistical operating data
Gross ton miles (GTMs) (millions)	130,792	117,599	490,414	469,200
Revenue ton miles (RTMs) (millions)	66,535	59,477	248,383	237,098
Carloads (thousands)	1,537	1,461	5,976	5,737
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	25,720	23,945	25,720	23,945
Employees (average for the period)	26,047	23,859	25,423	23,074
Key operating measures
Rail freight revenue per RTM (cents)	5.41	5.20	5.45	5.18
Rail freight revenue per carload ($)	2,343	2,116	2,267	2,143
GTMs per average number of employees (thousands)	5,021	4,929	19,290	20,335
Operating expenses per GTM (cents) (2)	1.80	1.75	1.80	1.66
Labor and fringe benefits expense per GTM (cents) (2)	0.60	0.57	0.58	0.54
Diesel fuel consumed (US gallons in millions)	122.8	112.2	462.7	441.4
Average fuel price ($/US gallon)	3.35	2.98	3.32	2.74
GTMs per US gallon of fuel consumed	1,065	1,048	1,060	1,063
Car velocity (car miles per day)	204	185	188	211
Through dwell (hours) (5)	7.5	8.8	8.3	7.7
Through network train speed (miles per hour) (5)	18.6	18.8	18.0	20.3
Locomotive utilization (trailing GTMs per total horsepower)	211	220	208	225
Safety indicators (6)
Injury frequency rate (per 200,000 person hours)	1.90	2.16	1.81	1.83
Accident rate (per million train miles)	1.56	2.18	2.02	1.83

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2)
The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. See Note 2 - Recent accounting pronouncements to CN's 2018 unaudited Interim Consolidated Financial Statements for additional information.

(3)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

(4)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(5)
The Company no longer reports Terminal dwell and Train velocity, and has replaced these measures with Through dwell and Through network train speed, respectively. Comparative figures have been adjusted to conform to the current presentation.

(6)	Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2018 – Fourth Quarter 5

Supplementary Information – unaudited

	Three months ended December 31				Year ended December 31
	2018	2017	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2018	2017	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	815	543	50%	46%	2,660	2,208	20%	20%
Metals and minerals	397	377	5%	3%	1,689	1,523	11%	11%
Forest products	466	437	7%	4%	1,886	1,788	5%	6%
Coal	175	145	21%	19%	661	535	24%	24%
Grain and fertilizers	659	585	13%	11%	2,357	2,214	6%	7%
Intermodal	891	816	9%	8%	3,465	3,200	8%	8%
Automotive	198	188	5%	2%	830	825	1%	1%
Total rail freight revenues	3,601	3,091	16%	14%	13,548	12,293	10%	10%
Other revenues	207	194	7%	4%	773	748	3%	3%
Total revenues	3,808	3,285	16%	13%	14,321	13,041	10%	10%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	16,113	10,697	51%	51%	50,722	44,375	14%	14%
Metals and minerals	6,069	6,833	(11%)	(11%)	27,993	27,938	—%	—%
Forest products	7,115	7,418	(4%)	(4%)	29,918	30,510	(2%)	(2%)
Coal	5,011	3,866	30%	30%	17,927	14,539	23%	23%
Grain and fertilizers	16,148	14,590	11%	11%	57,819	56,123	3%	3%
Intermodal	15,237	15,127	1%	1%	60,120	59,356	1%	1%
Automotive	842	946	(11%)	(11%)	3,884	4,257	(9%)	(9%)
Total RTMs	66,535	59,477	12%	12%	248,383	237,098	5%	5%
Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.06	5.08	—%	(3%)	5.24	4.98	5%	5%
Metals and minerals	6.54	5.52	18%	16%	6.03	5.45	11%	11%
Forest products	6.55	5.89	11%	8%	6.30	5.86	8%	8%
Coal	3.49	3.75	(7%)	(9%)	3.69	3.68	—%	—%
Grain and fertilizers	4.08	4.01	2%	—%	4.08	3.94	4%	4%
Intermodal	5.85	5.39	9%	7%	5.76	5.39	7%	7%
Automotive	23.52	19.87	18%	15%	21.37	19.38	10%	11%
Total rail freight revenue / RTM	5.41	5.20	4%	2%	5.45	5.18	5%	5%
Carloads (thousands) (3)
Petroleum and chemicals	184	154	19%	19%	653	614	6%	6%
Metals and minerals	255	257	(1%)	(1%)	1,030	995	4%	4%
Forest products	101	102	(1%)	(1%)	418	424	(1%)	(1%)
Coal	94	76	24%	24%	346	303	14%	14%
Grain and fertilizers	169	161	5%	5%	632	619	2%	2%
Intermodal	668	647	3%	3%	2,634	2,514	5%	5%
Automotive	66	64	3%	3%	263	268	(2%)	(2%)
Total carloads	1,537	1,461	5%	5%	5,976	5,737	4%	4%
Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,429	3,526	26%	22%	4,074	3,596	13%	13%
Metals and minerals	1,557	1,467	6%	3%	1,640	1,531	7%	8%
Forest products	4,614	4,284	8%	5%	4,512	4,217	7%	7%
Coal	1,862	1,908	(2%)	(4%)	1,910	1,766	8%	8%
Grain and fertilizers	3,899	3,634	7%	6%	3,729	3,577	4%	4%
Intermodal	1,334	1,261	6%	4%	1,315	1,273	3%	3%
Automotive	3,000	2,938	2%	(1%)	3,156	3,078	3%	3%
Total rail freight revenue / carload	2,343	2,116	11%	8%	2,267	2,143	6%	6%

(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

(2)	Amounts expressed in Canadian dollars.

(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

6 CN | 2018 – Fourth Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the “Company” or “CN” refers to Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, adjusted debt-to-adjusted EBITDA multiple, return on invested capital (ROIC) and adjusted ROIC. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating ratio and adjusted operating margin are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. In 2018, the Company began disclosing adjusted operating income, adjusted operating ratio and adjusted operating margin. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months and year ended December 31, 2018, the Company reported adjusted net income of $1,093 million, or $1.49 per diluted share, and $4,056 million, or $5.50 per diluted share, respectively. The adjusted figures for the three months ended December 31, 2018 exclude employee termination benefits and severance costs related to a workforce reduction program of $27 million, or $20 million after-tax ($0.03 per diluted share) and a gain previously deferred on the 2014 disposal of a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the "Guelph"), of $79 million, or $70 million after-tax ($0.10 per diluted share). The adjusted figures for the year ended December 31, 2018 exclude employee termination benefits and severance costs related to a workforce reduction program of $27 million, or $20 million after-tax ($0.03 per diluted share) and the gains on disposals of property of $338 million, or $292 million after-tax ($0.40 per diluted share), consisting of the following:

•	in the fourth quarter, a gain previously deferred on the 2014 disposal of the Guelph, of $79 million, or $70 million after-tax ($0.10 per diluted share);

•	in the third quarter, a gain on disposal of property located in Montreal, Quebec (the “Doney and St-Francois Spurs”) of $36 million, or $32 million after-tax ($0.04 per diluted share); and

•
in the second quarter, a gain on transfer of the Company’s capital lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the “Central Station Railway Lease”), of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the “Calgary Industrial Lead”), of $39 million, or $34 million after-tax ($0.05 per diluted share).

For the three months and year ended December 31, 2017, the Company's adjusted net income was $897 million, or $1.20 per diluted share, and $3,778 million, or $4.99 per diluted share, respectively. The adjusted figures for the three months ended December 31, 2017 exclude a deferred income tax recovery of $1,764 million ($2.35 per diluted share) resulting from the enactment of a lower federal corporate income tax rate due to the U.S. Tax Cuts and Jobs Act (“U.S. Tax Reform”) and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates. The adjusted figures for the year ended December 31, 2017 exclude a net deferred income tax recovery of $1,706 million ($2.25 per diluted share) consisting of the following:

•
in the fourth quarter, a deferred income tax recovery of $1,764 million ($2.33 per diluted share) resulting from the enactment of the U.S. Tax Reform and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates;

•	in the third quarter, a deferred income tax expense of $31 million ($0.04 per diluted share) resulting from the enactment of a higher state corporate income tax rate;

•	in the second quarter, a deferred income tax recovery of $18 million ($0.02 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate; and

•	in the first quarter, a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.

CN | 2018 – Fourth Quarter 7

Non-GAAP Measures – unaudited

The following table provides a reconciliation of net income and earnings per share, as reported for the three months and years ended December 31, 2018 and 2017, to the adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except per share data	2018	2017	2018	2017
Net income	$1,143	$2,611	$4,328	$5,484
Adjustments:
Operating expenses	27	—	27	—
Other income	(79)	—	(338)	—
Income tax expense (recovery) (1)	2	(1,714)	39	(1,706)
Adjusted net income	$1,093	$897	$4,056	$3,778
Basic earnings per share	$1.57	$3.50	$5.89	$7.28
Impact of adjustments, per share	(0.07)	(2.29)	(0.37)	(2.26)
Adjusted basic earnings per share	$1.50	$1.21	$5.52	$5.02
Diluted earnings per share	$1.56	$3.48	$5.87	$7.24
Impact of adjustments, per share	(0.07)	(2.28)	(0.37)	(2.25)
Adjusted diluted earnings per share	$1.49	$1.20	$5.50	$4.99

(1)	The tax effect of adjustments to Other income reflects tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

The following table provides a reconciliation of operating income, operating ratio and operating margin, as reported for the three months and years ended December 31, 2018 and 2017, to the adjusted performance measures presented herein:

	Three months ended December 31		Year ended December 31
In millions, except percentage	2018	2017	2018	2017
Operating income (1)	$1,452	$1,225	$5,493	$5,243
Adjustment: Operating expenses	27	—	27	—
Adjusted operating income	$1,479	$1,225	$5,520	$5,243
Operating ratio (1) (2)	61.9%	62.7%	61.6%	59.8%
Impact of adjustment	(0.7)-pts	—	(0.1)-pts	—
Adjusted operating ratio	61.2%	62.7%	61.5%	59.8%
Operating margin (1) (3)	38.1%	37.3%	38.4%	40.2%
Impact of adjustment	0.7-pts	—	0.1-pts	—
Adjusted operating margin	38.8%	37.3%	38.5%	40.2%

(1)
The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. See Note 2 - Recent accounting pronouncements to CN's 2018 unaudited Interim Consolidated Financial Statements for additional information.

(2)	Operating ratio is defined as operating expenses as a percentage of revenues.

(3)	Operating margin is defined as operating income as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.321 and $1.296 per US$1.00, respectively, for the three months and year ended December 31, 2018, and $1.272 and $1.298 per US$1.00 for the three months and year ended December 31, 2017.
On a constant currency basis, the Company’s net income for the three months and year ended December 31, 2018 would have been lower by $24 million ($0.03 per diluted share) and higher by $4 million ($0.01 per diluted share), respectively.

8 CN | 2018 – Fourth Quarter

Non-GAAP Measures – unaudited

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of business acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported to free cash flow for the three months and years ended December 31, 2018 and 2017:

	Three months ended December 31		Year ended December 31
In millions	2018	2017	2018	2017
Net cash provided by operating activities	$1,917	$1,349	$5,918	$5,516
Net cash used in investing activities	(1,284)	(892)	(3,404)	(2,738)
Free cash flow	$633	$457	$2,514	$2,778

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company’s ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2018	2017
Debt		$12,569	$10,828
Adjustments:
Present value of operating lease commitments (1)		579	478
Pension plans in deficiency		477	455
Adjusted debt (2)		$13,625	$11,761
Net income		$4,328	$5,484
Interest expense		489	481
Income tax expense (recovery)		1,354	(395)
Depreciation and amortization		1,329	1,281
EBITDA		7,500	6,851
Adjustments:
Other income		(376)	(12)
Other components of net periodic benefit income		(302)	(315)
Operating lease expense		218	191
Adjusted EBITDA (2)		$7,040	$6,715
Adjusted debt-to-adjusted EBITDA multiple (times)		1.94	1.75

(1)	Operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

(2)
In the first quarter of 2018, the Company redefined adjusted debt to include the present value of operating lease commitments and pension plans in deficiency, and adjusted EBITDA to exclude other income, other components of net periodic benefit income and operating lease expense, in order to better align the Company's definition of adjusted debt-to-adjusted EBITDA multiple with similar measures used by credit rating agencies. Comparative figures have been adjusted to conform to the current definition.

CN | 2018 – Fourth Quarter 9

Non-GAAP Measures – unaudited

Return on invested capital (ROIC) and adjusted ROIC

In 2018, the Company began disclosing ROIC and adjusted ROIC, which management believes are useful measures of the efficiency in the use of capital funds. The Company calculates ROIC as return divided by average invested capital. Return is defined as net income plus interest expense after tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of total shareholders' equity, long-term debt and current portion of long-term debt less cash and cash equivalents, and restricted cash and cash equivalents, averaged between the beginning and ending balance over a twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's effective tax rate, excluding the tax effect of adjustments used to determine adjusted net income. ROIC and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2018	2017
Net income		$4,328	$5,484
Interest expense		489	481
Tax on interest expense (1)		(116)	(124)
Return		$4,701	$5,841
Average total shareholders' equity		17,149	15,749
Average long-term debt		10,067	9,098
Average current portion of long-term debt		1,632	1,785
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(656)	(613)
Average invested capital		$28,192	$26,019
ROIC		16.7%	22.4%

Adjusted net income (2)		$4,056	$3,778
Interest expense		489	481
Adjusted tax on interest expense (3)		(120)	(124)
Adjusted return		$4,425	$4,135
Average invested capital		$28,192	$26,019
Adjusted ROIC		15.7%	15.9%

(1)
The effective tax rate for 2018 used to calculate the tax on interest expense was 23.8% (2017 - 25.8%). Due to the negative effective tax rate reported by the Company in 2017, tax on interest expense for 2017 was calculated using an adjusted effective tax rate.

(2)	See the section entitled Adjusted performance measures for an explanation of this non-GAAP measure.

(3)	The adjusted effective tax rate for 2018 used to calculate the adjusted tax on interest expense was 24.5% (2017 - 25.8%).

10 CN | 2018 – Fourth Quarter